ANDREW CORPORATION
10500 West 153rd Street
Orland Park, IL 60462

June 30, 2005

VIA EDGAR

Ms. Nili Shah
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Andrew Corporation Form 10-K for the fiscal year ended September 30, 2004 Filed December 13, 2004 File No. 1-14617

Dear Ms. Shah:

On behalf of Andrew Corporation, I am providing the following response to the Comment Letter, dated April 29, 2005, from the Staff of the Securities and Exchange Commission regarding the above-referenced document.

Form 10-K for the year ended September 30, 2004

Comment #2: Please tell us the following information about your multiple-element arrangement contracts:

•	We note that one of the elements is the delivery of hardware and software. Please tell us in a sufficient amount of detail how your sales surrounding software are not within the scope of SOP 97-2.

•	In sufficient amount of detail, a description of the fundamental change in this one customer contract that resulted in the need to change your accounting for your multiple-elements arrangement contracts by adding an additional element. Please include in your discussion how this change resulted in an additional $9.6 million of revenues.

•	A description how you determined the addition of integration to your multiple-elements accounting is a change in estimate instead of a correction of an error. If you originally had the 4 elements instead of 3 elements, over which periods would the $9.6 million of revenue been recognized. Provide us with an analysis by quarter of the impact to revenue, income from continuing operations before tax and net income had the 4th element been included as an element in revenue recognition from the start of the contract(s) affected.

Response:

The company acquired Allen Telecom, including its geolocation product line, in July 2003. Revenue on the sale of these products had been recognized by Allen Telecom pursuant to SAB 104 and EITF 00-21. The company continued to use this policy after the acquisition based upon our belief that the software was incidental to the product as a whole, and therefore, SOP 97-2 was not applicable.

The company believed that the software was incidental to the equipment being sold for the following reasons:

•	the company had never sold the software separate from the equipment

•	the company had marketed the product as an entire E-911 solution and focused their marketing efforts on the flexibility of this solution, not on the geolocation software

•	the software cannot be used as part of another vendor’s product

•	the company offers a twelve-month warranty on the equipment, which includes supporting the software, but that software support was thought to be insignificant.

However, in response to your inquiry, we have expanded our consideration of the applicability of SOP 97-2 to our geolocation products, and have determined that SOP 97-2 is applicable, as we provide more post-contract customer support (PCS) than we had initially believed at the date of acquisition. PCS is provided for a period of twelve months and includes support of both the hardware and software, including software upgrades. We evaluated how the contract would have been accounted for under SOP 97-2 and determined that the only substantive change would be the need to defer revenue for the vendor-specific objective evidence (VSOE) of the PCS. We have determined VSOE of the fair value of the PCS based on what we have sold extended warranty/PCS for these products after the initial twelve month PCS period has expired (that is, customers have optionally renewed PCS and VSOE is based on the renewal rate). As such, we have evaluated the estimated impact on the company’s fiscal quarters since the July 2003 acquisition of Allen Telecom assuming that SOP 97-2 had been the revenue recognition policy for geolocation products sales. Due to the impact on acquisition accounting, the analysis below assumes that only 50% of the VSOE for PCS is contractual, and therefore would have been recorded as deferred revenue within purchase accounting. Since the PCS is for both equipment as well as software, we believe using 50% is reasonable.

These changes in revenue recognition would have resulted in the following increase / (decrease) to the reported results of operations (dollars in thousands):

	September	Fiscal Year
Fiscal Year 2003	2003	2003

Sales	$(1,630)	$(1,630)

Income from Continuing Operations Before Income Taxes	(1,588)	(1,588)

Net Income	$(985)	$(985)

	December	March	June	September	Fiscal Year
Fiscal Year 2004	2003	2004	2004	2004	2004

Sales	$100	$(62)	$(12)	$651	$676

Income from Continuing Operations Before Income Taxes	107	(73)	(16)	651	668

Net Income	$66	$(45)	$(10)	$404	$414

	December	March
Fiscal Year 2005	2004	2005

Sales	$962	$(220)

Income from Continuing Operations Before Income Taxes	1,212	(287)

Net Income	$752	$(178)

The company believes that the impact of these changes to the company’s consolidated revenue and net income was not material. The impact on consolidated revenue is less than 1% for any quarter reported, while the impact on earnings per share is less than $0.01 with the exception of the September 2004 quarter which would have resulted in EPS of $0.01 versus reported EPS of $0.00, and the September 2003 quarter which would have resulted in EPS of $(0.02) versus reported EPS of $(0.01). The company exceeded its earnings guidance in the September 2003 quarter by $0.02 — 0.06 per share, and does not believe that the $0.01 per share impact of this change would have had any material effect on investors’ perspective of the company’s performance in the quarter or outlook for future performance. The company will apply SOP 97-2 to the recognition of revenue for shipments of geolocation products effective with the June 2005 quarter.

The second part of this question asks us to describe the change in the customer contract and how that resulted in $9.6 million in additional revenue in the September 2004 quarter. The original contract for the deployment of geolocation products to one of the company’s customers included both ensuring that the product is integrated and ready for use by a Public Safety Answering Point (PSAP), and performing testing to ensure compliance with FCC accuracy requirements as a single, combined step in the deployment process.

In June of 2004, the contract was amended to separate the PSAP integration and accuracy certification testing into two separate elements. Since a complete network can take an extended period of time to be completed, as it can be comprised of hundreds of separate cell sites, the customer was focused on deploying E-911 capability rapidly to as many cell sites as possible without waiting for FCC accuracy certification testing. Therefore, the amended contract called for the company to perform PSAP integration independent of (i.e. before) accuracy certification testing in an effort to accelerate the deployment process. The company continues to perform accuracy certification testing when the entire network is completed, which is provided to the customer as proof of the accuracy of their network.

This contract amendment impacted networks that were partially completed, in that accuracy certification testing had not yet been performed, but PSAP integration had already been completed. Since separate fair values existed for both the delivered PSAP integrations and for the undelivered certifications, the company recognized $9.6 million of revenue for the completed PSAP integrations. The overall price of the contract did not change, merely the timing of the procedures involved. Therefore, the acceleration of the recognition of revenue was not an accounting error, but due to a contractual change which changed the elements in this multiple-element arrangement.

The following table shows the impact of this change, recognized in the fourth quarter of fiscal 2004 (dollars in thousands):

Sales	$9,574

Income from Continuing Operations Before Income Taxes	4,057

Net Income	$2,637

This change was fully disclosed in the notes to the consolidated financial statements. If the company had recognized revenue immediately upon PSAP integration, the impact on the company’s fiscal quarters since the July 2003 acquisition of Allen Telecom would have been (dollars in thousands):

	Pre Allen Telecom	September	Fiscal Year
Fiscal Year 2003	Acquisition	2003	2003

Sales	$5,245	$420	$420

Income from Continuing Operations Before Income Taxes	2,223	178	178

Net Income	$1,444	$116	$116

	December	March	June	September	Fiscal Year
Fiscal Year 2004	2003	2004	2004	2004	2004

Sales	$997	$872	$825	$1,215	$3,909

Income from Continuing Operations Before Income Taxes	423	369	350	514	1,656

Net Income	$275	$240	$227	$335	$1,077

If you have any questions or comments regarding this letter, please contact the undersigned at (708) 873-3600.

Very truly yours,

/s/ Marty R. Kittrell
Marty R. Kittrell
Chief Financial Officer

Cc:	Ms. Tracey Houser (Securities and Exchange Commission)
 Mr. Nathan Cheney (Securities and Exchange Commission)
 Mr. James P. Sherman (Ernst & Young LLP)
Mr. Dewey B. Crawford (Gardner Carton & Douglas LLP)